FORM 11-K
                    U.S SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended September 30, 2007

                                     OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                       Commission file number 0-23333


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Timberland Bank Employee Stock Ownership and 401(k) Plan


     B: Name of issuer of securities held pursuant to the plan and the address of its principal executive Office:

                                Timberland Bank
                               624 Simpson Avenue
                           Hoquiam, Washington 98550

Financial Statements and Exhibits

                                                                       Page

   (a)  Report of Independent Registered Public Accounting Firm         1

   (b)  Financial Statements

           Statement of Net Assets Available for Benefits
             at September 30, 2007 and 2006                             2

           Statement of Changes in Net Assets Available for
             Benefits for the Year Ended September 30, 2007             3

           Notes to the Financial Statements                            4

   (c)  Supplemental Schedule

           Schedule H, Line 4i - Schedule of Assets Held at End
             of Year                                                    11

   (d)  Exhibit Index 23.1 Consent of Independent Registered Public
          Accounting Firm                                               12



                                 Signatures

     The Plan: Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             /s/Dean J. Brydon
             ---------------------------------------------------------
             Administrator, Timberland Bank Employee Stock Ownership and 401(k) Plan


          /s/Dean J. Brydon
     By:  ---------------------------------
          Dean J. Brydon                   (name)
          ---------------------------------
          Chief Financial Officer          (title)
          ---------------------------------
          Timberland Bank                  (bank)
          ---------------------------------


     Date:  March 27, 2008

Timberland Bank Employee Stock Ownership and
401(k) Plan

Financial Report
September 30, 2007

                                                              Timberland

                                                                    Bank

                                                                Employee

                                                                   Stock

                                                               Ownership

                                                                     And

                                                                   401(k)

                                                                    Plan



                                                               Financial

                                                                  Report



                                                            September 30

                                                                    2007

Contents
------------------------------------------------------------------------------


Report of Independent Registered Public Accounting Firm................1


Financial Statements

Statements of Net Assets Available for Benefits........................2

Statement of Changes in Net Assets Available for Benefits..............3

Notes to Financial Statements.......................................4-10


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)........11

McGladrey & Pullen

Certified Public Accountants


      Report of Independent Registered Public Accounting Firm


To the Audit Committee
Timberland Bank Employee Stock Ownership and 401(k) Plan
Hoquiam, Washington


We have audited the accompanying statements of net assets available for benefits of Timberland Bank Employee Stock Ownership and 401(k) Plan (the
Plan) as of September 30, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended September 30, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007 and 2006, and the changes in net assets available for benefits for the year ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of September 30, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the Plan's financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statements of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

/s/McGladrey & Pullen, LLP

Seattle, Washington
March 27, 2008

                                                            Financial

                                                           Statements

Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2007 and 2006

                                       September 30, 2007

                                         Nonparticipant-Directed
                         Participant-    -----------------------
                         Directed        Allocated    Unallocated      Total

Assets
 Investments, at fair
  value:
   Stable Value Common
     Collective Trust
      Fund              $    27,987      $      - -    $      - -  $    27,987
     Other common
      collective trust
      funds               5,601,175             - -           - -    5,601,175
     Timberland Bancorp,
      Inc ("Bancorp")
      common stock        4,830,623       8,102,390     6,347,114   19,280,127
 Cash                       143,627           1,777           - -      145,404

 Total assets            10,603,412       8,104,167     6,347,114   25,054,693

Liabilities

 Note payable                   - -             - -     4,292,902    4,292,902

Net assets available
 at fair value           10,603,412       8,104,167     2,054,212   20,761,791

Adjustment from fair
     value to contract
     value for fully
     benefit-responsive
     investment contracts     2,129             - -           - -        2,129

 Net assets available
     for benefits       $10,605,541      $8,104,167    $2,054,212  $20,763,920


                                       September 30, 2006

                                         Nonparticipant-Directed
                         Participant-    -----------------------
                         Directed        Allocated    Unallocated      Total

Assets
 Investments, at fair
  value:
   Bancorp common stock $       - -      $9,515,836    $7,736,621  $17,252,457
 Cash                           - -             - -           184          184

 Total assets                   - -       9,515,836     7,736,805   17,252,641

Liabilities

 Note payable                   - -             - -     4,506,507    4,506,507

 Net assets available
  for benefits          $       - -      $9,515,836    $3,230,298  $12,746,134

See notes to financial statements.          2

Statement of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
Year Ended September 30, 2007


                                         Nonparticipant-Directed
                         Participant-    -----------------------
                         Directed        Allocated    Unallocated      Total

Additions to net assets
Investment income:
 Net appreciation in fair
  value of investments:
   Stable Value Common
    Collective Trust
     Fund               $      7,122           - -           - -  $     7,122
   Other common
    collective trust
    funds                    499,619           - -           - -      499,619
 Net (depreciation) in
  fair value of
  investment in Bancorp
  common stock              (604,599)     (608,909)   (1,186,472)  (2,399,980)
 Interest and dividends      124,534           - -       352,493      477,027
Contributions:
 Employer                    371,360           - -       297,482      668,842
 Participant                 559,316           - -           - -      559,316
 Allocation of 35,266.72
  shares of Bancorp
  common stock                   - -       264,324           - -      264,324
 Total additions to net
  assets                     957,352      (344,585)     (536,497)      76,270

Deductions from net assets
 Interest expense                - -           - -       375,265      375,265
 Benefit payments            883,109     1,067,084           - -    1,950,193
 Allocation of 35,266.72
  shares of Bancorp
  common stock                   - -           - -       264,324      264,324
 Total deductions from
  net assets                 883,109     1,067,084       639,589    2,589,782

 Net increase (decrease)
  before transfer of
  assets from other
  qualified plan              74,243    (1,411,669)   (1,176,086)  (2,513,512)

Transfer from Timberland
 Bank 401(k) and Profit
 Sharing Plan             10,531,298           - -           - -   10,531,298

Net increase (decrease)   10,605,541    (1,411,669)   (1,176,086)   8,017,786

Net assets available for
 benefits

 Beginning of year               - -     9,515,836     3,230,298   12,746,134

 End of year             $10,605,541    $8,104,167    $2,054,212  $20,763,920

See notes to financial statements.           3

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2007 and 2006

Note 1 - Plan Description and Basis of Presentation

The following description of Timberland Bank Employee Stock Ownership and 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General

Effective October 1, 2006 Timberland Bank ("Company") established the Plan by combining the existing Timberland Bank Employee Stock Ownership Plan and the Timberland Bank 401(k) Profit Sharing Plan. The Plan is comprised of two components, a defined contribution 401(k) plan and a leveraged employee stock ownership plan ("ESOP"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended ("Code"). The Plan is administered by Pentegra Retirement Services and HomeFederal Bank is the trustee. The Company is the wholly owned subsidiary of Timberland Bancorp Inc. ("Bancorp").

The Plan purchased Bancorp common stock using proceeds borrowed from the Bancorp to fund the ESOP portion of the plan. The borrowing is to be repaid over a period of 21 1/4 years by fully deductible Company contributions to the Plan. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is committed to be released and annually the Plan allocates committed stock to eligible employee accounts, in accordance with applicable Code regulations.

The borrowing is collateralized by unallocated shares of stock and guaranteed by the Company. The Bancorp has no rights against shares once they are allocated under the Plan. Accordingly, the accompanying financial statements present, separately, assets and liabilities, and changes therein pertaining to:
   *   The accounts of employees with vested rights in allocated stock
         (Allocated)
   *   Stock not yet allocated to employees (Unallocated)


Voting Rights

Each participant may direct the trustee as to the voting rights attributable to shares of Bancorp common stock held in the ESOP component of the Plan, which are allocated to the participant's stock account. Any allocated shares in which voting instructions are not received, unallocated shares, and shares held in the 401(k) component of the Plan are voted by the trustee in the same proportion as shares for which the trustee receive voting instructions.


Eligibility

The Plan covers substantially all full-time employees of the Company who have one year of service and are 21 years of age or older. Employees are generally eligible to participate upon the completion of at least 1,000 hours of service within a 12-month period. Participants who do not have at least 1,000 hours of service during such Plan year, or who are not employed on the last working day of the Plan year, are not eligible for an allocation of the ESOP contribution for that year. The Plan provides entry dates on the first day of each calendar quarter.

(continued)

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2007 and 2006


Note 1 - Plan Description and Basis of Presentation (continued)

401(k) Contributions and Participant Investment Options

The Plan participants may contribute into the 401(k) component up to the maximum of pretax annual compensation as set by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes an annual safe harbor contribution of 3 percent of eligible compensation, with additional amounts contributed at the option of its board of directors.

Participants must direct their 401(k) salary deferral contributions, safe harbor contribution and the employer discretionary contribution, if any, into a variety of investment choices, which are more fully described in the Plan's literature.


Participant Accounts and Forfeitures

Each participant's account is credited with allocations of the (a) Company's contributions, (b) the Plan's earnings and (c) the forfeitures of terminated participants' nonvested accounts. ESOP allocations are based upon the relation of the participant's compensation to total eligible Plan compensation for the Plan year. Dividends from Bancorp common stock in the ESOP component are used, along with Company contributions, to make payments on the note payable. Dividends earned on allocated shares are credited to participant accounts in the form of Bancorp common stock equal to the fair market value of the stock at the time of the dividend. Forfeited balances of terminated participant nonvested accounts are treated as discretionary contributions for the Plan year in which the forfeitures occur. Forfeitures allocated for the year ended September 30, 2007, totaled $52,653 for the ESOP component. No forfeitures remained to be allocated as of September 30, 2007 in the ESOP forefeiture account. As September 30, 2007, the 401(k) forefeiture balance was approximately $63,000. During October 2007, approximately $61,000 of the 401(k) forfeitures were allocated to the participants.


Benefit Payments and Plan Amendments

On termination of service, a participant with an accrued benefit of $1,000 or less will receive a lump-sum amount equal to the value of the vested interest
in their account.   A Participant with an accrued benefit in excess of $1,000
may leave the funds in the Plan or elect to receive a lump sum distribution or a distribution over a certain period in months, quarterly, semiannual or annual installments equal to the value of the vested interest in his or her accounts. The distribution date will be the earliest administratively feasible date for participants who attain normal retirement at the age of 62 or early retirement at the age of 55 with 10 years of service. All distributions from the 401(k) component are in cash. Distributions from the ESOP component prior to May 1, 2007 were in the form of Bancorp common stock. Effective May 1, 2007, the Plan was amended to allow distributions for the ESOP component to be in Bancorp common stock or cash as elected by the participant. During the year ended September 30, 2007, the Plan distributed 59,755 shares of Bancorp common stock from the ESOP Component.


Vesting

Participants are immediately vested in all deferral, rollover and safe harbor contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of accounts, the ESOP, plus earnings thereon, is based on years of credited service. Participants are fully vested after six years of credited service. A participant's accrued benefit derived from employer contributions is also 100% nonforfeitable upon attaining the age of 65, or if the participant's separation from service is a result of death or disability.

(Continued)                            5

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2007 and 2006


Note 1 - Plan Description and Basis of Presentation (concluded)

ESOP Component Diversification

Diversification is offered to a participant close to retirement so that they may have the opportunity to move a part of the value of their investment in Bancorp common stock into investments which are more diversified. A participant who is at least 55 years of age, with at least 10 years of participation in the Plan, may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of shares allocated to their account, less any shares previously diversified. In the sixth year, the percentage increases to 50 percent. (See also Note 10)


Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, the interest of each participant will be distributed to the participant or to their beneficiary at the time prescribed by the Plan terms and the Code. In the event of Plan termination, participants will become 100 percent vested in their accounts.


Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.


Investment Valuation and Income Recognition

The Plan's investments at September 30, 2007 and 2006 consists of common collective trust funds (2007 only) and Bancorp common stock; both of which are stated at fair value. Quoted market prices are used to value shares of Bancorp common stock. The Plan's interest in the common collective trust funds are based on the fair values of the common collective trust funds' underlying investments, based on net asset value information reported by the investment manager (State Street Global Advisors) to the asset custodian and trustee (HomeFederal Bank). Purchases and sales of securities are recorded on the trade-date basis. Interest expense is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


(Continued)

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2007 and 2006


Note 2 - Summary of Significant Accounting Policies (concluded)


Payment of Benefits

Benefits are recorded when paid.


Adoption of New Accounting Guidance

As described in FASB Staff Position ("FSP"), FSP Audit Accounting Guide ("AAG") INV-1 and Statement of Position ("SOP") 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants Investing Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust fund. Contract value for this common collective trust fund is based on the net asset value of the fund, as reported by the investment manager. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common collective trust funds as well as the adjustment of the investment in the common collective trust fund from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. These requirements are effective for financial statements issued for periods ending after December 15, 2006. The provisions of FSP AAG INV-1 and SOP 94-4-1 have been applied to the statement of nets assets available for benefits as of September 30, 2007 only, as there were no holdings by the Plan in this investment at September 30, 2006.


Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan Administrator does not believe the adoption of SFAS No. 157 will have a material impact on the financial statements.


Note 3 - Tax Status

The Plan obtained its latest determination letter dated December 19, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is designed and operating in compliance with the applicable requirements of the Code.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2007 and 2006


Note 4 - Administration of Plan Assets

Certain administrative functions of the Plan are performed by officers and employees of the Company. No such officers or employees receive compensation from the Plan. The Company also retained the services of a third party to perform administrative functions. Administrative expenses are paid directly by the Company, which approximated $34,800 for the year ended September 30, 2007.


Note 5 - Investments

The following presents, separately, identified investments that represent 5% or more of the Plan's net assets and Bancorp common stock at September 30:

                                        September 30, 2007

                                         Nonparticipant-Directed
                         Participant-    -----------------------
                         Directed        Allocated    Unallocated      Total

Bancorp common stock
 Number of shares            308,666       517,725       405,566    1,231,957

  Market value           $ 4,830,623    $8,102,390    $6,347,114  $19,280,127

State Street Global
 Advisors Common
 Collective Trust Short
 Term Investment Fund      1,547,122           - -           - -    1,547,122

Other (including common
 collective  trust funds)  4,082,040           - -           - -    4,082,040

Total investments at
 fair value              $10,459,785    $8,102,390    $6,347,114  $24,909,289


                                        September 30, 2006

                                         Nonparticipant-Directed
                         Participant-    -----------------------
                         Directed        Allocated    Unallocated      Total

Bancorp common stock
 Number of shares
  (adjusted for 2007
  stock split)                   - -       542,212       440,834      983,046

 Market value            $       - -    $9,515,836    $7,736,621  $17,252,457


(Continued)

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2007 and 2006


Note 5 - Investments (Concluded)

During the year ended September 30, 2007 the Plan's investments, including gains and losses on investments bought and sold, as well as held during each period, appreciated (depreciated) in value as follows:

Stable Value Common Collective Trust Fund                 $     7,122
Other common collective trust funds                           499,619
Bancorp common stock                                       (2,399,980)

  Net (depreciation) in fair value of investments         ($1,893,239)


Note 6 - Note Payable

On December 19, 2006, the Company approved the extension of the Plan's term loan agreement with The Bancorp, Inc. (a related party). The new agreement extends the maturity date of the note to March 31, 2019. The quarterly payments decreased to $147,217 from $234,269 with the interest rate remaining at 8.5 percent. The note is guaranteed by the Company and remains collateralized by unallocated shares of Bancorp common stock. The new annual principal and interest payments total $588,870 and are due through maturity in 2019.


Note 7 - Employer Contributions

The Company is obligated to make contributions in cash to the Plan for the ESOP component, which, when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest on the term loan. In addition, the Company is obligated to make an annual safe-harbor contribution of 3 percent into the 401(k) component. At the discretion of the board of directors the Company made an additional contribution to the 401(k) component for the year ended September 30, 2007 in the amount of 2 percent of total eligible participant compensation.


Note 8 - Risks and Uncertainties

The plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the statement of net assets available for benefits.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2007 and 2006


Note 9 - Plan Merger

Effective October 1, 2006, Timberland Bank 401(k) and Profit Sharing Plan and Timberland Bank Employee Stock Ownership Plan were merged with the surviving plan being the Timberland Bank Employee Stock Ownership Plan. The surviving plan's name was changed to the Timberland Bank Employee Stock Ownership and 401(k) Plan ("KSOP"). All plan assets were transferred to the Timberland Bank Employee Stock Ownership and 401(k) Plan on October 3, 2006. The KSOP is administered by Pentegra Retirement Services, and the trustee for the plan is HomeFederal Bank.


Note 10 - Subsequent Event

Effective October 1, 2007 participants that have three years of service or more with the Company may diversify their stock held in the ESOP component of the Plan. The divestment and reinvestment opportunity may be made once per quarter. The Plan was amended to comply with the Pension Reform Act of 2006.

                                                             Supplemental

                                                                 Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2007

EIN:      20-5645878
Plan #:   002

(a) and (b)            (c)                              (d)       (e)
Identity of Issue,     Description of Investment,       Cost      Current
Borrower, Lessor       Including Maturity Date,                   Value
or Similar Party       Rate of Interest, Collateral,
                       Par or Maturity Value

**Timberland Bancorp,
  Inc.                 Common Stock - 923,291 Shares  $6,920,066  $14,449,504

**Timberland Bancorp,
  Inc.                 Common Stock - 308,666 Shares       *        4,830,623

State Street Global
 Advisors              STIF                                *        1,547,122

State Street Global
 Advisors              Moderate Strategic Balanced
                        SL Fund                            *          936,070

State Street Global
 Advisors              Russell 2000 Index SL Series
                        Fund - Class A                     *          907,351

State Street Global
 Advisors              Aggressive Strategic Balanced
                        SL Fund                            *          895,819

State Street Global
 Advisors              S&P 500 Flagship SL Series
                        Fund - Class A                     *          710,479

State Street Global
 Advisors              Daily EAFE Index SL Series
                        Fund - Class T                     *          146,950

**Home Federal Bank    Cash Stock Liquidity Fund           *          145,404

State Street Global
 Advisors              NASDAQ 100 Index Non-Lending
                        Fund Series A                      *           90,463

State Street Global
 Advisors              S&P Midcap Index SL Series
                        Fund - Class A                     *           85,139

State Street Global
 Advisors              S&P Value Index SL Fund Series A    *           83,776

State Street Global
 Advisors              REIT Index Non-Lending Series
                        Fund - Class A                     *           50,623

State Street Global
 Advisors              S&P Growth Index SL Fund Series A   *           47,473

State Street Global
 Advisors              Passive Bond Market Index SL
                        Series Fund A                      *           42,238

State Street Global
 Advisors              Long US Treasury Index SL Series
                        Fund Class A                       *           34,878

State Street Global
 Advisors              Pentegra Stable Value Fund, at
                        Contract Value                     *           30,116

State Street Global
 Advisors              Conservative Strategic Balanced
                        SL Fund                            *           22,794

                                                                  $25,056,822

* Historical cost not required for participant-directed accounts. ** Represents a party-in-interest

                    [McGladrey & Pullen, LLP Letterhead]


             CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We hereby consent to the incorporation by reference in the Registration Statement (No. 333-116163, filed June 4, 2004) on Form S-8 of Timberland Bancorp, Inc. of our report dated March 27, 2008, appearing in this Annual Report on Form 11-K of Timberland Bank Employee Stock Ownership and 401(k) Plan for the year ended September 30, 2007.


/s/McGladrey & Pullen, LLP


Seattle, Washington
March 28, 2008

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